

Rick Rotondo · 3rd

VP Corp Dev. Successful Startup Exec & Founder. Funding, Marketing, PR, Coaching, Innovation

Oviedo, Florida, United States ·

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LifeBridge 10000

University of Miami

Experience

Vice President Of Corporate Development

LifeBridge 10000

Jan 2019 – Present · 2 yrs 8 mos

Orlando, Florida Area

LifeBridge 10000 is a preclinical medical device company focused on cancer therapies for patients with metastatic disease. Using Patented Adaptive Tumor Treating Field (ATTF®) technology, we are in the final stages of completing clinical trial ready devices. We expect pilot trails to commence in 2020. For investor information please visit our website by clicking the link below.

Principal & Executive Coach

Chronos Leadership

Apr 2014 – Present · 7 yrs 5 mos

Orlando, Florida Area

Provided C-level coaching services to startup founders, executives at major Medical providers and non-profits. Pro Bono coaching for startups in the UCF incubator program.

Vice President of Marketing and Public Relations

xG Technology, Inc.

May 2010 – Apr 2014 · 4 yrs

Fort Lauderdale , Fl

Responsible for all marketing, on-line and PR activities for products and corporate branding. Initiated complete re-branding xG from "Mobile VoIP" to "Carrier Class Cognitive Networking." Exec team raised over $35M during this

CMO and Co-Founder

Spectrum Bridge Inc

Mar 2007 – May 2010 · 3 yrs 3 mos

Lake Mary Fl

Built and managed team responsible for all marketing programs, product branding, PR and market analysis. Raised over $15M in Seed, A & B rounds

Director of Marketing

Motorola

Dec 2004 – Jan 2007 · 2 yrs 2 mos

Lake Mary, Fl.

Became a Motorola employee after acquisition of MeshNetworks.

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Education

University of Miami

Certified Professional Coach, Professional Certified Coach (PCC) level accessment

2014 – 2014

Rigorous graduate level program accredited by the International Coaching Federation (ICF). 100% of instruction was conducted by Master Certified Coaches (MCC). Required 170 hours of live instruction and over 100 hours of additional one on one coaching. Completed over ten times the required supervisory coaching by MCC level assessors.

The University of Dallas

Master's Degree, Business Management

1993 – 1995

Recruited by Dean to become Associate Professor - taught for two semesters.

University of North Carolina at Chapel Hill - Kenan-Flagler Business School

MBA, Marketing/Sales

1988 – 1990

Received one of six full scholarships awarded to MBA class. one of nine students selected for study abroad program.

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